

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2022

William Coleman Smith
Chief Executive Officer
GZ6G Technologies Corp.
8925 West Post Road, Suite 102
Las Vegas, Nevada 89148

> **Re: GZ6G Technologies Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 6, 2022**
> **File No. 333-262329**

Dear Mr. Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1; however, your disclosure on page 3 is still inconsistent with the disclosure in your use of proceeds section. While you disclose in the use of proceeds section that you will not receive any proceeds from the sale of the shares of common stock by the selling stockholders, you disclose on page 3 that you "will retain the proceeds from the sale of any of the offered shares which are sold." Please revise.

Exhibits

2. The legality opinion filed as Exhibit 5.1 states that the Warrants "will be validly issued, fully paid, and nonassessable." Please file a revised legality opinion that opines on

whether the Warrants are a binding obligation of the company under the law of the jurisdiction governing the warrant agreement. For guidance, please refer to Section II.B.1.f. of Staff Legal Bulletin 19. Please note that the opinion should also opine on the shares underlying the warrants to the extent that you include them in the registration statement.

General

3. We note your response to prior comment 2. However, the warrant agreements with Mast Hill, Talos Victory and J.H Darbie do not appear to delay the exercisability of the warrants that they cover, and there is no indication in the rest of your disclosure that the warrants are not immediately exercisable. Accordingly, the common stock underlying the warrants must be registered at this time. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04. Please update your registration statement accordingly.

You may contact Lauren Pierce, Staff Attorney, at (202) 551-6001 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sharon D. Mitchell